FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 8, 2011

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable cellcom israel announces ilaa/negative rating assigned for the company's debentures and possible additional debentures to be traded in israel

Netanya, Israel – August 8, 2011 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company"), announced today that following its previously announced possible debt raising in Israel, Standard & Poor’s Maalot announced it reaffirmed the ilAA rating for the Company's debentures but updated the forecast from "Stable" to "Negative" due to increased competition and assigned an ilAA/negative rating to additional debentures of up to NIS 1 billion that the Company may issue to be traded, if issued, on the Tel Aviv Stock Exchange.

According to Standard & Poor’s Maalot report: the forecast update is due to higher than expected level of competition in the Israeli cellular market, which is expected to adversely affect the operational results of all the leading cellular operators in Israel, including the Company; the level of competition is expected to increase when new competitors enter the market, which may adversely affect the Company's revenues and free cash flow; and the Negative forecast reflects the possibility of lowering the rating in the next 12-24 months in case certain financial parameters are not met or if Standard & Poor’s Maalot changes its assessment of the Company's business risk.

At this stage, no decision has been made as to the issuance of additional debentures, nor as to its scope, terms and timing, if issued, and there is no certainty that such issuance will be executed. The issuance, if made, will be made in Israel to residents of Israel only. The said debentures, if issued, will not be registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States or to U.S. persons. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any debentures.

A security rating is not a recommendation to buy, sell or hold securities, it may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating.

For additional details of the Company's public debentures, see the Company's annual report for the year ended December 31, 2010 on Form 20-F, under “Item 5 – Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service” and the Company's immediate report on Form 6-K filed on  August 8, 2011 under "Other developments during the second quarter of 2011 and subsequent to the end of the reporting period - Shelf Prospectus and Decision to raise Debt" regarding the Company's Israeli Shelf Prospectus and a possible debt raising.

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.366 million subscribers (as at June 30, 2011) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. As of 2006, Cellcom Israel, through its wholly owned subsidiary Cellcom Fixed Line Communications L.P., provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://www.cellcom.co.il

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Porat Saar CCG Investor Relations Israel& US cellcom@ccgisrael.com Tel: +1 646 233 2161

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	August 8, 2011	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel